Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors of Airgas, Inc:
We consent to the incorporation by reference in the registration statements (No. 333-107872 and No. 333-136461) on Form S-8 of Airgas, Inc. of our report dated March 26, 2007, relating to the statements of financial position of the Amended and Restated Airgas, Inc. 2003 Employee Stock Purchase Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in participants’ equity for each of the years in the three-year period ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Airgas, Inc. 2003 Employee Stock Purchase Plan.
/s/ KPMG LLP
March 26, 2007
Philadelphia, PA